Exhibit 99.2

THE VOICE OF THE LOYALTY MARKETING INDUSTRY SINCE 1990	PAPER 6.03 / JULY 2003 UPDATED APRIL 2004

Trendtalk
LOYALTY TRENDS FOR THE 21ST CENTURY

Michael T. Capizzi Vice President and General Manager Rick Ferguson Editorial Director The COLLOQUY Group Frequency Marketing, Inc.

Published by:

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

INTRODUCTION

The mid-life crisis of loyalty marketing

loyalty marketing
n. phrase. The business process of identifying, maintaining and increasing the yield from best customers through interactive, value-added relationships.

 Loyalty programs are everywhere. In virtually every vertical market and in every region of the globe, loyalty marketers have adopted the tactics of recognition and reward to identify, maintain and increase the yield from their best customers. As a result, the loyalty-marketing industry has begun to encounter the telltale characteristics of a mature market. After decades of double-digit growth, the loyalty market has shown signs of fatigue from both consumers and practitioners.

Some of this fatigue is self-inflicted; loyalty programs based on flawed designs with weak value propositions, and those operated as marketing afterthoughts, have gone by the wayside. Some pundits have blamed these failures on the concept of loyalty marketing itself. Is loyalty marketing overrated and ineffective? Is it merely an expensive boondoggle?

We would argue that those pundits who ask these questions don’t have a solid understanding of loyalty strategies to begin with. Born in the consolidation and expansion of the travel industry in the 1980’s and raised to maturity in the technology boom of the 1990’s, loyalty marketing is now a mature discipline that has been suffering through a period of mid-life crisis. Indeed, loyalty marketing has come full circle, and is now poised to enter a period of renewed creativity and growth.

The challenge for loyalty marketers is to reinvigorate the market with new strategies, tactics, and technologies backed by imagination, innovation and sound program design. To this end, COLLOQUY has identified five key loyalty-marketing trends for the 21st century that can serve as guideposts as you create, expand and revamp your loyalty and Customer Relationship Management (CRM) strategies in the new century.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

TREND 1: UBIQUITY

ubiquity
n. Existence or apparent existence everywhere at the same time; omnipresence.

As we approach the midpoint of the decade, the loyalty-marketing industry has reached a state of what can only be termed ubiquity. The core goals of loyalty marketing— convincing invisible customers to raise their hands and identify themselves, moving them along the relationship chain through sophisticated database marketing techniques and increasing the incremental revenues gleaned from them throughout their customer lifecycle— have captivated marketers hungry for data to fuel their enterprise CRM initiatives. Businesses around the globe have therefore embraced loyalty as a tried-and-true tactic to deliver desired business results. The result is a global loyalty market showing all the characteristics of maturity.

Signs of maturity in the loyalty industry include:

•	According to Web Flyer, there are 89 million members of airline frequent-flyer programs in the world, 74 million of them in the U.S. alone.

•	The Food Marketing Institute reports that more than 76 percent of all U.S. grocery retailers with 50 or more stores now offer a frequent-shopper program. Meanwhile, a McKinsey study reveals that 53 percent of U.S. grocery customers are enrolled in such programs.

•	According to Cardweb.com, 40 percent of all Visa and MasterCard issuers now operate a rewards program tied to their credit card offering. COLLOQUY estimates that loyalty program penetration among U.S. debit card issuers is already at 20 percent and rising rapidly, despite the settlement of the “Honor All Cards” lawsuit against the two credit associations that will result in lower debit interchange fees. In addition, American Express, the longtime leader in loyalty marketing programs among the financial services industry, instituted an entire new line of cards built around the Membership Rewards program.

•	In Canada, led by the Air Miles loyalty coalition, more than 70 percent of all households participate in at least one loyalty program.

•	In the United Kingdom, perhaps the most mature loyalty market in the world, a new loyalty coalition program, Nectar, launched in 2002 to challenge the established reign of the U.K.’s version of Air Miles. When U.K. grocery giant Sainsbury’s, a long time Air Miles sponsor, switched their coalition allegiance to Nectar, their main competitor, Tesco, immediately entered the Air Miles program. COLLOQUY estimates that tens of thousands of U.K. grocery shoppers have since switched to Tesco, in part because of their infatuation with collecting miles.

•	According to Warrillow and Associates, 45 percent of all U.S. and Canadian small business owners belong to a loyalty program sponsored by one of their suppliers. Of these, 60 percent belong to more than one program, with the average participation exceeding 2.3 programs. New business-to-business (B2B) loyalty programs have appeared in the telecom, industrial supplies and technology products sectors.

U.S. Loyalty Program Membership Growth

Despite the ubiquity and parity evident in the U.S. loyalty market, membership growth has continued to rise.

Source: COLLOQUY

These examples merely scratch the surface of the breadth and depth of the global penetration of loyalty marketing programs. Multi-merchant loyalty coalitions now exist in Canada, Argentina, Peru, Singapore, Poland, Germany, Australia, Malaysia, Thailand, Norway, Turkey, El Salvador and the Philippines, to list a few. Others will soon follow.

While the industry may want to bask in the sunshine of ubiquity, trouble may be looming on the horizon. As a result of this worldwide glut of loyalty programs, consumers have their antennae up. They’re more alert than ever, and seek not those brands that offer only a me-too approach to loyalty, but rather those brands that bolster their overall value proposition with a sophisticated and differentiated rewards program.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

U.S. Loyalty Program Membership Annual Growth

Loyalty program membership saw a dramatic spike in 2000 due to the proliferation of Internet-based loyalty programs, but growth has slowed in recent years as ubiquity set in.

Source: COLLOQUY

According to proprietary COLLOQUY research, the U.S. loyalty market looks a little flat. Between 1996 and 2000, the average increase in loyalty program membership in the U.S. exceeded a compound annual growth rate of 30 percent. By year-end 2000, COLLOQUY estimated total U.S. consumer membership at 973 million— an average of more than four programs per adult— yielding a market size of US $1.8 billion exclusive of rewards costs. For 2001, the annual rate of membership growth slowed to 8 percent. Findings from our 2002 research indicate that U.S. membership grew by only 4 percent this past year, and the total number of consumer members will be approximately 1.1 billion. Outside the U.S., the mature markets of Canada, the U.K. and Australia appear to have similar growth rates. Active program participation rates are modest in many sectors, with typically only 20-25 percent of enrolled members earning or redeeming promotional currency within the past 12 months.

The market is mature. Programs look the same everywhere. Currency exchanges and third-party redemption networks are attaching themselves leech-like to previously pristine loyalty brands. Huge membership programs, such as those in the airline, hotel and credit card sectors, are looking for ways to reduce communications costs with their members by shifting their communications online. The consumer is therefore in danger of entering a prolonged phase of boredom with loyalty programs. While COLLOQUY predicts that the U.S. rate of growth of the loyalty-marketing industry will remain in single digits as mature market characteristics continue to predominate, these challenges also represent true opportunity for loyalty marketers to break the chains of parity and proliferation by being first to market with new and innovative loyalty technologies, strategies and program designs.

TREND #2: TECHNOLOGY ENABLES, BUT IMAGINATION WINS

imagination
n. The ability to confront and deal with reality by using the creative power of the mind; resourcefulness.

As in most mature markets, new technologies are finding fertile grounds for innovation and productivity gains within the loyalty marketplace. Smart Cards, RFID, Realtime POS, wireless, the worldwide Web and the third generation of loyalty “rules engines” all enter the 21st century with proven cases of success in enabling some form of reward and recognition, somewhere in the world. But while these technologies offer great hope to enable, it is their creative and imaginative application that will win out in the end.

Every loyalty program requires the sponsoring enterprise to enable the capture of an individual’s transactional data, the filtering of this data through a “rules engine” that assigns both points and interventions, and the storage, reporting, and retrieval of all member and program information from a centralized database. Without sophisticated technology, the loyalty program operator is confined to a punch card or a stamp program—anonymous versions of reward and recognition that our grandparents may have liked, but which simply won’t work in the wired world.

Since the late 1990’s, new technologies have aggressively invaded loyalty marketing. In the new century, many of these technologies will attempt to take center stage. Candidates for emerging loyalty technologies include:

Smart Card
While chip-based smart cards can no longer be accurately labeled as “new” or “emerging” technology, the prolonged failure of interested parties to find a suitable vehicle to push smart card acceptance in the U.S. finds this technology still on the “coming soon” list. Smart cards offer the promise of real-time earning and redemption of promotional currencies as the chip interacts with a chip reader during a point-of-sale transaction. Although loyalty has thus long been viewed as the “killer app” that would drive smart card acceptance in the U.S., the lack of a true chip-based loyalty solution speaks to the failure of smart card advocates to clearly articulate their vision of what shape true smart card-based loyalty programs will ultimately take.

Outside of the United States, the chip card continues to play a role in major loyalty programs around the world.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

An example of a smart strategy roadmap marketers should follow while planning or assessing the feasibility of running a loyalty program.

•	In Turkey, the Garanti Bank Bonus MasterCard program reached the 2 million threshold in members. This coalition program now boasts 750 stores with over 18,000 outlets where cardholders can redeem Bonus points. Since the program launch in April 2000, Garanti claims that members have redeemed US $22 million in cash value awards and US $13 million in goods and services.

•	U.K.-based smart card supplier ID Data won a deal to provide 1.4 million cards for Premium Club, the first coalition loyalty program in Poland—a number nearly equal to the population of Warsaw. Program partners include Scandinavian oil giant Statoil and fast food chains KFC and Pizza Hut.

•	Japanese bank JCB International and Singapore shopping mall Bugis Junction announced the joint launch of the Bugis Junction Mizu Card, the first chip-based credit card to offer a loyalty program from all the retail tenants in an entire Asian shopping center. Cardholders can accumulate two Mizu points for every $10 charged on the card’s chip anywhere within the mall or the InterContinental Singapore Hotel. Points are redeemable for rewards ranging from exclusive gifts to shopping vouchers. Cardholders also enjoy double Mizu points on their birthdays and soft benefits including discounts from mall outlets, a free slice of birthday cake and deluxe hotel room rate packages including breakfast and dinner buffets for two.

These examples are but three of many. From them, we may deduce that the multi-merchant coalition model for loyalty provides the most fertile ground for smart card use, and that smart cards were in each case chosen to fit the overall strategy of the program design, not simply because they were the “hottest” technology available.

In the U.S., the long-awaited debut of smart card-enabled loyalty programs has encountered delay, frustration and a wait-and-see attitude concerning the viability of the business case from merchants and issuing banks. In 2003, Visa USA took the lead in the space by announcing a patent cross-licensing agreement with Catuity and Welcome Realtime designed to increase the availability of interoperable systems for smart-card-based loyalty rewards at the point of sale. By forming the partnership, Visa hoped to push acceptance of its smart-loyalty solution among issuers and merchants.

What a difference a year makes. In July 2003, COLLOQUY reported that analysts would use the proving ground of the Target Corporation Smart Visa Rewards card partnership between the chain retailer and Catuity to gauge the ultimate success or failure of smart card migration in the U.S. Target began rolling out the Smart Visa Reward card in 1,100 stores, eventually issuing 11 million co-branded cards. The program gave Target customers the opportunity to access exclusive retail offers and savings through “Smart Coupons” redeemable via an in-home smart card reader or in-store kiosk.

By March 2004, the verdict was in; Target informed Catuity that it would phase out its smart chip technology program over the next twelve months. Although the companies never commented on activation and usage numbers, Target’s decision made it clear that customers didn’t respond to the e-couponing feature that formed the centerpiece of the card’s value proposition.

Both Target and Catuity in this case seemed to place the blame squarely on the smart chip technology itself. Catuity moved quickly to distance themselves from chip technology, pointing out that their software supports a variety of consumer identification devices, including mag stripe, contactless, RFID and bar codes.

But is the technology really to blame? Without knowing the numbers, we can only speculate. But we might suggest that it was the program’s value proposition itself that was the culprit. Target was asking its customers to change their behavior by signing up for the Smart Visa Rewards card and then using it at the expense of their Delta SkyMiles or AmEx Membership Rewards cards. Then they were supposed to spend valuable time at the in-store kiosks or attaching card readers to their PCs, all so they could download coupons for a modest discount offer or a manufacturer’s two-for-one coupon. We’d be curious to know what percentage of those 11 million cardholders actually did this.

In this case, the chip technology may be a red herring. The real culprit, we feel, is the lack of a differentiated offering. Coupons don’t differentiate– especially when you force consumers to spend additional time and effort making use of them. We applaud Target, Visa and Catuity for taking a leap of faith with the technology. But the lesson learned should be about the importance of the creating a value proposition that appeals to consumers, rather than about any inherent deficiencies of the technology itself.

What does this announcement mean for the future of smart chip technology in the U.S.? Back in January of 2003, Aaron McPherson of Framingham, MA-based research firm IDC/Meridien tied the success or failure of smart cards in the U.S. to the fate of the Target Visa. McPherson offered two possible scenarios: if Target was successful, he projected an increase in smart card issuance of almost 100 percent— from 35 million cards to 69.5 million. But if Target failed, he projected chip-based payment cards would total only 35.6 million units by 2007.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

Defining your loyalty program strategy is a prerequisite to determining the required feature/function set of your enabling technologies.

Now we’ll have a chance to test the validity of those numbers. As with any loyalty technology, the ultimate success or failure of smart cards in the U.S. will depend upon the value propositions attached to them and the ability of their adherents to use them to facilitate sustainable dialog with customers. For smart cards, the jury is still out.

RFID
The use of radio-frequency identification devices (RFID) to track loyalty program members and their transactions is another technology that may come of age in the next few years. By providing contactless communication with point-of-sale devices within 12 to 48 inches, RFID devices provide a convenient, relatively inexpensive alternative to both magnetic-stripe and smart card payment systems. If RFID becomes commonplace for payment, will it not become logical for loyalty? The C-Store and fast food industries, long searching for a payment device that will allow them to capture customer data without reducing volume, are especially interested. Several interesting tests of the technology have already occurred:

•	In early 2001, ExxonMobil tested Speedpass in conjunction with their Mobil Rewards loyalty program pilot. By bonusing members for switching to Speedpass, ExxonMobil was able to show significant lift in activation and usage of the Speedpass payment device.

•	MasterCard conducted trials of its own PayPass contactless payment system in Orlando, Florida with over 15,000 consumers and 14 merchants rincluding Chevron, CitiGroup, JP Morgan Chase and Loews Cineplex.

•	Dallas, Texas-based Integrity For You (IFY) launched a new RFID system for U.S. restaurants in the second half of 2003. The system allows diners to use an RFID-enabled card to identify themselves at a kiosk upon entering a restaurant in order to receive personalized service and special offers. Restaurants can operate either discount or points-based loyalty programs through the system, which IFY plans to expand to include other retail sectors such as theaters, golf shops, car servicing and sales, dry cleaners, pharmacies and specialty retail outlets.

•	American Express has also announced closed environment testing of an RFID system in its Phoenix facilities.

But perhaps the most imaginative use of RFID we’ve seen is a system demonstrated by IBM in South Africa in February of 2003 and set to be piloted by several European banks. The system involves embedding an RFID tag in a passbook or loyalty card. When an elite-level customer or loyalty program member enters the bank, the tag is scanned automatically, triggering an instant text message to an employee cell phone as an alert to the customer’s presence. The system can be linked to a bank’s CRM software in order to pull up such information as how the customer likes to be addressed, a list of accounts and the transaction history.

IBM says that banks using the system will likely adopt an opt-in policy, which will be crucial to alleviating privacy concerns. Couple this system with a sophisticated loyalty strategy, and RFID may give smart cards a real run for their money.

Biometrics, wireless and more
Smart Cards and RFID head a long list of technologies to watch. Around the world, marketers are testing a new generation of Minority Report-style technologies and their applicability to loyalty and CRM:

•	An iris-scanning pilot has been tested at Schiphol Airport in the Netherlands. Accessible only to members of the airport’s Privium frequent travelers program, a record of the iris scan is kept on a chip-enabled membership card against which the iris is compared each time the travelers pass through immigration at Schiphol. The goal is to speed best customers through security checkpoints while allowing more time to screen infrequent flyers.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

“We’ve had a number of companies that have tried to get similar programs up and running over the years. The challenge they’ve faced is getting some of the cornerstone categories filled. It’s critical to have some frequency generating companies involved in the coalition — for example, something consumers might do on a weekly basis, like grocery shopping or gas, or whether it’s something they’d pull out of their wallets fairly frequently, like a credit card. Those are important to remind customers of the program and to generate that initial behavior.”

BRIAN PEARSON
PRESIDENT, AIR MILES
COLLOQUY VOL. 9, ISSUE 1

•	Retailers including McDonald’s, Kroger supermarkets and Levitz Furniture are piloting fingerprint-based systems that identify customers. Kroger and Levitz use biometrics to help verify checks, while McDonald’s increases the security of self-service credit card transactions with the extra identifier.

•	Italian luxury goods maker Prada has tested “e-tag” technology in its New York stores. By attaching the electronic tags to merchandise in the store and monitoring shopper movements with electronic sensors, the retailer can keep track of every aspect of a shopper’s behavior on the floor. By combining the e-tags with their loyalty program, Prada can create “brickstream” profiles to enhance their consumer data, thereby influencing profitable behavior and alleviate privacy concerns. Gap, Toys ‘R Us and Hollywood Video have also tested e-tags in their stores.

•	Grocery chain Stop & Shop has tested wireless loyalty technology attached to their shopping carts: wireless, Web-based, battery-powered personal shopping assistants linked to the grocer’s loyalty program database.

All, some or none of these technologies may evolve long-term applicability to loyalty programs. The keys to successful implementation of these emerging technologies in loyalty programs include:

•	These new technologies will need to interact with the latest generation of loyalty software “rules engines” that now possess the ability to alter the rate at which program managers can reward members based upon a myriad of behavioral, temporal and spatial variables.

•	With Web redemptions and Web points auctions now commonplace, these technologies must interact seamlessly with the online version of your loyalty program. Rewards catalogs can now be developed, maintained, accessed and tied to the program database via the Web, all in real time. A technology that doesn’t share data with your Web site, or across all customer interaction channels, is giving short shrift to both your customers and your enterprise.

•	The technology must interact seamlessly with the next generation of real-time loyalty point-of-sale (POS) solutions. After all, who needs a smart card if the POS device can communicate with the central loyalty database in real time, across all customer segments, regardless of the payment method the customer chooses? Real-time, dynamic execution will continue to be the “Holy Grail” of loyalty program sponsors.

But most importantly, it is essential for program designers to lead with smart strategy rather than with smart technology. Any technological solution, after all, is at best superfluous and at worst money- and time-wasting unless it’s tied to a sound program strategy backed by painstaking financial due diligence and return-on-investment (ROI) analysis. Sophisticated, creative application of recognition and reward will always lead successful loyalty program design; the platform follows. Technology enables, but imagination wins.

TREND # 3: COALITION LITE

coalition
n. 1. An alliance of people, factions, parties, or nations. 2. A combination into one body; a union.

The coalition model of loyalty— three or more companies banding together to share the branding, operational costs, marketing expense and data ownership of a common loyalty currency— has become the predominant loyalty model outside of the United States. From Germany’s Payback to Singapore’s More Rewards to Canada’s highly successful Air Miles, the multi-merchant loyalty coalition offers strong economic benefits to cash-strapped program sponsors and a higher velocity of earning for program members. The U.S. and Mexico offer notable exceptions to the “coalitions rule” trend, although the delayed gratification, altruistic approach to coalition loyalty as practiced by U.S. college-savings programs Upromise and BabyMint has survived another year of operation.

COLLOQUY has devoted much ink to the root causes of the failure of national U.S. coalitions such as Jaz Rewards— the sheer size and fractional structure of the U.S. market, the lack of a truly national grocer or gasoline sponsor to provide the “earnings engine” of everyday spend, and the go-it-alone nature of U.S. marketers intent on building, protecting and enhancing the equity of their brands. But evidence is mounting that the coalition model may take root in the U.S. in a surprising new way: “lifestage” or “lifestyle”-themed coalitions built around particular demographic buckets, geographic regions or affinity groups. Selected examples of this new “coalition lite” model include:

•	ClubMom, Inc., the online affinity club for American mothers that counts actor Andrew Shue and daytime talk-show host Meredith Vieira among its founders, launched its new ClubMom Rewards loyalty coalition in the Detroit area this year. The program allows moms to earn points for shopping at coalition partners including Farmer Jack supermarkets, JCPenney, Payless Shoe Source, Nine West Stores, Pier 1 Imports and Radio Shack. Members can redeem points for rewards such as vacations, spa visits, romantic dinners for two, housecleaning services and gift certificates, and can also earn additional points via the ClubMom Rewards MasterCard issued by Citibank.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

“Because the U.S. is so vast, the ability to pull together a coalition of major businesses that provide you with critical mass across the country is extremely challenging.”

JEFF BUSSGANG
PRESIDENT & CHIEF OPERATING OFFICER
UPROMISE, INC.
COLLOQUY VOL. 9, ISSUE 1

•	Launched in August 2002, the Crew Card is a chip card-based coalition program that allows college and high school students to receive 5-15 percent discounts from participating U.S. retailers as well as earn reward points redeemable for products available on the program Web site. Student-friendly retailers such as Dominos, Subway and U-Haul have received smart card terminals to help them award, track and redeem loyalty points earned from purchases. The program operators anticipate 500,000 student members and over 27,000 retail merchants participating by the end of 2003.

•	The Hudson, Ohio Chamber of Commerce recently launched the rechargeable, stored-value Hudson City Card designed to encourage affluent residents to patronize local businesses. The card offers discounts and other benefits at 35 participating Hudson merchants.

•	In Tuscon, Arizona, 30 retailers and over 10,000 members now participate in the PowerCard, Tuscon’s city wide loyalty program. Retailers can set their own discount and points-earning and redemption offers, while members can elect to receive offers from all, some or none of the program sponsors.

•	The Cure Card, a charity-based coalition loyalty program benefiting the Breast Cancer Research Foundation (BCRF), recently reached over $1 million in sales through the use of over 93,000 Cure Cards at over 1,000 retailers nationwide including Adrienne Vittadini, Carolee, Casual Corner, Petite Sophisticate and August Max Woman.

We think that the coalition-lite model has legs, and that we’ll be seeing many more examples crop up over the next few years. We’ll see coalition programs geared towards children, seniors, gays and lesbians, extreme sports enthusiasts, tourists visiting beachfront communities, ski bums… marketers will be limited only by their imaginations and the number of partners they can sign. Some of these coalitions will thrive, while others will wither on the vine. Marketers considering the launch of a regional coalition program, or those considering joining one, should bear these tips in mind:

•	Be first to market: There is a tremendous strategic advantage to being first to market with a coalition loyalty program rather than attempting to “catch up” with a copycat program. Consumer inertia makes it extremely difficult for an also-ran to capture significant share of wallet, and significant spending in program communications will be required to overtake the market leader.

•	Offer real value: Coalition programs that offer only anemic discounts or redemptions for measly toasters or other ho-hum rewards are doomed to long-term failure. Sign partners that can bring something to the table, either in terms of velocity of earning with your specific demographic or location, or in their ability to offer aspirational rewards with real appeal to lifestage or lifestyle-focuses members. With ubiquity comes skepticism and constant comparisons, and it will become increasingly difficult to impress consumers by offering more of the same.

•	Everyday spend matters: Signing scores of small merchants that members visit infrequently— thereby accumulating little equity in the program— won’t cut it in the modern coalition. Even regional coalitions will need the help of a grocery, fast food, C-store, gasoline or financial services partner to achieve critical mass in the eyes of partners and consumers.

Will the coalition-lite model spell doom for the proprietary loyalty currency? The next few years will offer some preliminary answers. Suffice it to say that companies operating proprietary loyalty currencies may find it wise to adopt aspects of the coalition model themselves by signing both earning and redemption partners. Coalitions represent both the natural evolution and the future of loyalty marketing programs, both within the U.S. and abroad.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

TREND #4: CUSTOMER ANALYTICS RULE

analytics

n. 1. Division of a subject into elemental parts or basic principles. 2. Using, or subjecting a subject to a methodology involving algebra or other methods of mathematical analysis. 3. Proving a known truth by reasoning from that which is to be proved.

The numbers thrown out are staggering. According to a study by the IDC consulting group, business analytics generate an average five-year return on investment (ROI) of 431 percent. Analytics based solely on customer strategy, the study reported, generated a median ROI of 55 percent. AMR Research estimates that investments in analytical customer relationship management (CRM) applications will grow at nearly double the rate of operational CRM systems, with the market expanding to nearly $4.4 billion—19 percent of the total CRM market— by 2005.

These numbers point out the emergence of the next long-term trend in loyalty marketing: the increasing importance of customer data analytics and business intelligence in gaining and retaining market share in an increasingly competitive world.

Those marketers tempted to dive head first into the analytics pool with the purchase of expensive reporting and data-mining tools will do well to remember that the richest and most robust source of behavioral data in the entire CRM marketplace resides within your loyalty-marketing program. In 2004 and beyond, the loyalty-marketing database will take on increased significance as the fuel to power the CRM engine of your enterprise. Marketers will take advantage of a new subset of business data analysis, loyalty analytics, using advanced, out-sourced analytical capabilities and new database marketing tools to perform mission-critical 21st Century marketing tasks such as:

•	Forecasting marketing ROI

•	Measuring customer value in a dynamic, ever-changing model

•	Determining the appropriate marketing value proposition and the optimization of the funding rate to yield the greatest behavioral change

•	Increasing incremental revenue, one customer at a time

•	Comparing ROI results to forecasts, determining the sensitivity associated with specific variables and recalibrating

•	Defining specific marketing strategies for increasingly finite customer segments

•	Modeling customer attrition and intervening prior to their departure

•	Modeling cross-sell/up-sell potential, enabling the marketer to put their money where the impact is likely to be greatest

•	Determining the Net Present Value of major marketing campaigns and initiatives

For marketers who are in the early stages of studying loyalty and CRM, who are wondering if a loyalty program is right for them, COLLOQUY identifies three “lifestages” through which an enterprise must grow before achieving the sophisticated, multi-dimensional customer data analysis as practiced in the travel and financial services industries. Taken as a whole, these three stages provide a roadmap for the development of your loyalty analytics capabilities:

Loyalty Life Stage:	Data Toddler	Data Adolescent	Data Adult
Customer Information:	Invisible customers	Capturing transactions	Advanced customer segmentation & scoring
Loyalty Program Status:	Determining ROI	Comparing ROI to forecast	Enterprise-wide CRM initiative
Customer Database:	Fragmented data	Program-specific datamart	Multi-dimensional data warehousing
Analytical Tools:	Basic reporting tools	Advanced reporting, basic analytical tools	Advanced analytical tools

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

This roadmap is laid out in more detail in our proprietary Analytical Growth Chart (see graphic page 10). By following this pathway, your own ROI analysis and financial due diligence will determine if a loyalty program is right for your enterprise. When making the decision on the viability of loyalty initiatives for your enterprise, you’ll need to define and measure certain key loyalty metrics.

•	Margin: What is your company’s current contribution margin, and how will changes to your margin affect program ROI?

•	Number of members: How many members do you anticipate enrolling?

•	Number of identified transactions: Of your proposed member base, what percentage of their transactions can you identify?

•	Average customer value: Most enterprises have some idea of what their customers are worth.

•	Average member value: The purpose of a loyalty program is to grow the average value of its members and thus differentiate between customers and members, whose value to the enterprise should be higher.

The COLLOQUY™ Analytical Growth Chart: From Loyalty Infancy to Adulthood

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

•	Current churn rate: Most companies have a churn model, which estimates the rate of customer attrition.

•	Member churn rate: Another key loyalty program goal is to reduce attrition, so you should model what percentage reduction in churn rate would make your program profitable.

•	Funding rate: The program’s value proposition is arguably the most important variable. How much can you afford to offer? What is the relationship between the funding rate and the desired change in behavior? How should the reward dollars be distributed across your customer value segments?

•	Breakage: What percentage of reward redemptions can your program handle and still remain profitable?

What’s important to note here is that mastering the art of loyalty analytics does not necessarily mean launching a full-blown customer loyalty program complete with points, magnetic-stripe cards, redemption catalogs and call centers. The customer-facing loyalty program is a tactic within CRM; but the art and science of customer behavior change can also be practiced behind the scenes, provided that you have a marketing or technological solution in place to capture customer transactions, and to reward and recognize those customers for profitable behavior.

Think of all of your marketing initiatives as “loyalty” programs designed to change customer behavior, think of your customers as program members, and you can quickly learn to avoid marketing landmines that explode your ROI. Intimate knowledge of customers and mastery of loyalty analytics will separate the winners from the also-rans in the share-of-customer race.

TREND #5: THE WOW! FACTOR

wow

interj. Used to express wonder, amazement, or great pleasure. n. An outstanding success.

The problem of ubiquity resides not only in the proliferation of loyalty programs in the marketplace, but also in the stunning sameness of the reward offerings in most programs. Across industries, consumer fatigue and boredom appear to be directly tied to the unimaginative redemption choices found in most reward catalogs: the ho-hum “toaster”-style awards, discount offers from the usual suspects, weak cash-back offers, magazine subscriptions or gift certificates from the same half-dozen Internet retailers; even airline miles have lost some of their luster, with miles becoming more difficult to redeem in the middle of a prolonged travel recession.

Consumer ennui with loyalty has been well documented. Research conducted by Quadstone in late 2001, for example, revealed that the trend of consumer boredom with loyalty was well underway even before the current recession put undue pressure on marketers to produce results:

•	Among the sample of 1,000 consumers surveyed, 19 percent claimed that they “usually forget” about the loyalty program points they have earned and that the points “expire before I use them.”

•	Among those consumers who did not own a loyalty card, nearly half (47 percent) said that they had no interest in them, with 19 percent of consumers saying that they “don’t see the benefit,” 10 percent revealing that they had owned loyalty cards in the past but saw “no perceived benefit from their use,” and 18 percent admitting that they “don’t know enough about them.”

Compelling Hard Benefits	+	Defining Soft Benefits
• Promotional Currencies		• Recognition
• Tangible Rewards		• Personalization

“I get my money’s worth.”		“They know I’m important.”

Implementing the Wow! Factor requires a sophisticated blend of hard and soft loyalty benefits.

•	Despite the perceived lack of follow-through in loyalty program promises, a full 73 percent of those consumers who used loyalty cards believed that retailers use the purchasing information collected on them to “design future rewards that will be even more appealing.”

•	Focus groups conducted by COLLOQUY in the hotel frequent guest category revealed that once the branding and logos were removed from the rewards catalogs, members could not tell the difference between programs.

What this information reveals is that consumer expectations of loyalty programs— expectations fostered by program operators, mind you— are drastically misaligned with reality. Consumers lose interest, points break; while some breakage is good for the bottom line, too much breakage means that your program will soon be on terminal life support as your best customers head for the nearest exit.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

In addition to blending hard and soft benefits, it’s equally important to vary the blend by customer tier, with soft benefits predominating for the most profitable segments.

But a few brave loyalty program sponsors, far from coasting with stale program design and boring redemption offers, have shifted the paradigm to embrace a new concept in hard-benefit design: the experiential or aspirational reward. Experiential reward design embraces the idea of redeeming points for a once-in-a-lifetime experiences, premium merchandise and lifestage- or lifestyle-themed rewards that appeal to a members’ dreams. We call it the “Wow!” Factor— enhanced value propositions that seek to leverage the consumer’s desire for new, value-added, emotional, experiential, unique and compelling rewards. The presence or absence of the Wow! Factor will increasingly separate successful loyalty programs from those doomed to the ash heap of history.

A few examples from these trail-blazing program designers reveal the breadth and depth of reward offerings available to marketers willing to exercise a little gray matter:

•	The pioneer in aspirational rewards, Neiman Marcus’s InCircle program, is still going strong nearly 20 years after its inception. Members can avail themselves of rewards ranging from drinks and appetizers at The St. Regis in New York, Houston, or Los Angeles for 5,000 points to a private six-day European golf tournament with 15 guests traveling in a private luxury jet for a mere 5 million points.

•	Not to be outdone, Harrods of London launched their own best customer program, By Invitation, in 2002. Customers redeeming enough points can take a chauffeur-driven trip to the studios of jeweler Boodle & Dunthorne and create their own jewelry with top designer Rebecca Hawkins; take a day trip to Florence with Harrods’ bed linen buyer; enjoy classic motor racing experiences; or spend the day on chairman Mohamed Al Fayed’s 65,000-acre Balnagown estate.

•	Musicland Group and Clear Channel Entertainment recently partnered to launch GetAccess, an exclusive membership program designed to appeal to Baby-boomer rock ‘n roll fans with lots of disposable income. Members pay a $60 membership fee in exchange for the right to purchase tickets to premium acts such as the Rolling Stones before the tickets go on sale to the general public. Membership also includes discount offers such as two-for-one ticket specials, the opportunity to purchase or win merchandise and signed memorabilia, backstage venue tours and VIP services at selected events. The operators also promise co-branded partnerships with telecommunications, credit cards and other partners.

•	The Royal Caribbean cruise line has built an entire co-branded loyalty credit card program, the Royal Caribbean Platinum Plus Visa, around soft benefit-aligned, experiential rewards geared for cruise hounds. Rewards include free stateroom upgrades, onboard picnics for two, a Grand Romance package featuring amenities for couples and free seven-night Caribbean cruises.

And that’s not all. Hotel chain La Quinta offers members the opportunity to earn a white water rafting expedition, American Express hopes members will aspire to spend a long weekend at the Nick Faldo Golf School in Hilton Head, and even American Super Laundry— a Los Angeles-based chain of laundromats— offers its modest-income frequent customers the opportunity to take the entire family to Disneyland.

For some members, these aren’t just rewards. They become opportunities of a lifetime. The consumer will aspire to redeem, which means growth in spending, increased share of customer or reduced attrition for the loyalty program sponsor.

Loyalty points auctions will also become increasingly common as airlines, hotels and other program operators seek to burn off points liability, while retailers, consumer packaged goods manufacturers and other businesses seek to engage jaded consumers. Auctions are fun, and drive participation. In a world of short attention spans, experiential desires, coupled with an element of surprise, drive results.

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Pioneers in points auctions include: Continental Airlines, which offers OnePass mileage auctions for such juicy awards as a trip to the New York Yankees’ spring training facility, New Jersey Devils tickets, Grammy Awards tickets and backstage passes to The Producers; Dr. Pepper/Seven Up, which has launched its LiquidLoot.com Web site to entice consumers with auctions for home theater systems, digital camcorders and autographed posters of musicians; and online auctioneer eBay, which recently launched Anything Points, a fledgling loyalty program designed to appeal to eBay’s 69 million registered users and take advantage of literally the largest reward redemption catalog in the world.

Marketers who hope to incorporate the Wow! Factor into their loyalty programs or other marketing initiatives should seek to incorporate the following elements of successful 21st Century reward design:

Soft benefits: Special access and unique privilege gain importance as customer value increases. As you appeal to more affluent, higher-volume or higher-spend customers, soft-benefit recognition elements become the most significant differentiators. Soft benefit rewards are the most difficult for a competitor to duplicate and are instrumental in reducing churn in your top-tier segments.

Personalization: The hotel industry has led the way in the use of data-driven marketing techniques to personalize rewards and communications by customer segment; personalization will soon become evident in the financial services, specialty retail and dining sectors as technology allows marketers to “operationalize” their CRM efforts, offering levels of customer service based on the customer’s value to the bottom line.

Leveraging partners: The Wow! Factor costs money. To avoid damage to margins and program ROI, marketers will have to leverage their partners to design and help fund experiential rewards. Look for strategic partnerships that compliment your brand, provide a natural outlet for your customers’ aspirations and can grow with you as your program gets wider in scope. For an example, look no further than the credit card partnerships between airlines and financial services companies; these two sectors have formed symbiotic relationships through the airline loyalty programs that have become crucial to the survival of all involved.

Careful and imaginative use of the Wow! Factor offers significant opportunities for loyalty marketers to overcome ubiquity and differentiate themselves in a crowded marketplace by enriching their value proposition. The 21st Century will see increased adoption of this highly aspirational approach to reward design and fulfillment.

SUMMARY: THE COMING LOYALTY RENAISSANCE

renaissance

n. A revival or rebirth of intellectual or artistic achievement and vigor.

To those marketers who would dismiss loyalty as a “been there, done that” CRM strategy, we would say this: loyalty works. It’s as simple as that. The tactics of customer reward and recognition have proven their value across all industries and around the globe, and marketers faced with shrinking market share and the commoditization of their core products and services have turned to the practice time and again. The five loyalty trends we’ve outlined here serve as a “sneak preview” of what loyalty programs will look like in the new century. From these trends, marketers should deduce the following lessons:

•	Consumer value-detectors have never been sharper. Hollow value propositions will be exposed within months of launch. Results will never materialize. Don’t blame loyalty marketing as a strategy; simply avoid under-funded, unimaginative efforts that fail to reward and recognize your most important asset—your best customers.

•	Program creativity must be tempered with sound financial judgment. ROI analysis is key. Understanding which specific behavior must change, along which dimension, by how much, and over what period of time, will allow you to draw correlations between the variables within your program and the financial results being produced.

•	Balance your value proposition between hard and soft benefits, with the balance shifting towards soft as member value becomes higher.

•	Build qualitative customer data sets through active dialogue and feed that data back into your enterprise. Sustainable dialog is crucial. You can’t build customer relationships without it. You can’t maintain a customer relationship with one-way communications.

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•	Look for unique and exciting program partners that complement your brand and leverage them.

Companies that master the art and science of customer behavior change will thrive in a coming renaissance in customer loyalty programs, building a connected alliance of customers, partners and vendors, enabled by technology, all working towards profitable, sustainable, mutually beneficial relationships. As a marketer, your choice will be to lead, follow or get out of the way.

Related Articles:

“Life Stages: Using Loyalty Analytics to Grow from Data Infancy to Adulthood,” by Rick Ferguson. COLLOQUY Volume 11, issue 1, 2003.

“Forge Links in the Relationship Chain,” by Michael T. Capizzi. DM News, June 10, 2003.

“SmartTalk: Smart Cards and Loyalty: Is the Emperor Wearing Any Clothes?” by Jim Kuschill. COLLOQUYTalk white paper, March 2002.

COLLOQUYtalk / APRIL 2004	WWW.COLLOQUY.COM

THE AUTHOR

The Author

As Vice President for Frequency Marketing, Inc. (FMI) and General Manager for The COLLOQUY Group, Mike oversees customer development, corporate marketing, public relations and consulting, as well as the publication of the COLLOQUY magazine and the Colloquy.com Web site (www.colloquy.com).

Almost 30 years ago, Mike started his career in Marketing Research. He worked on Madison Avenue in New York and Market Street in San Francisco before returning to Cincinnati as Senior Vice President for Burgoyne, Inc., a national Marketing Research firm.

In 1990, Mike joined Convergys Corporation, Cincinnati Bell’s customer management subsidiary. He shifted his focus to direct response marketing, teleservices and customer relationship management programs. He assumed responsibility for marketing communications, sales training and channelpartnerships and was Vice President, Marketing during Convergys’ IPO.

Mike holds a BBA in Marketing from the University of Cincinnati and an MA in Media from New York University. Throughout the 80’s and 90’s, he was an adjunct instructor in Marketing at Golden Gate University, Xavier University and Mount St. Joseph’s College.

THE AUTHOR

The Publisher

Frequency Marketing, Inc. is the publisher of COLLOQUY, the voice of the loyalty-marketing industry since 1990, providing editorial, educational and research services on a global basis.

Colloquy.com (www.colloquy.com) presents commentary, analysis, breaking news, research libraries and article and program archives to qualified subscribers. Inquiries can be made to info@colloquy.com or by calling 513.248.5910.

Frequency Marketing provides complete resources and technology for the design, implementation and management of loyalty-marketing programs, which recognize and reward customers by the voluntary tracking of their purchase behavior. More information is available at www.frequencymarketing.com.

Frequency Marketing is a wholly-owned subsidiary of Alliance Data Systems.

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© Frequency Marketing, Inc. 2003
COLLOQUY is a registered trademark of Frequency Marketing, Inc. All rights reserved.